September 10, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Gol Finance and Gol Linhas Aéreas Inteligentes S.A.

Form F-4 Registration Statement

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), Gol Finance and Gol Linhas Aéreas Inteligentes S.A. (collectively, the “Companies”) hereby request that the effective date of the Companies’ Form F-4 Registration Statement filed August 29, 2007 (No. 333-145780), as amended, be accelerated so that it may become effective at 5:00 pm (EST), on September 12, 2007, or as soon thereafter as practicable.

The Companies acknowledge that the disclosure in the filing is the responsibility of the Companies. The Companies represent to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Companies represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Companies further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

Sincerely,

Gol Finance			Gol Linhas Aéreas Inteligentes S.A.

By:	/s/ RICHARD F. LARK, JR.		By:	/s/ RICHARD F. LARK, JR.
	Richard F. Lark, Jr.			Richard F. Lark, Jr.
	Executive Vice President – Finance Chief Financial Officer			Executive Vice President – Finance Chief Financial Officer